UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)
                                (FINAL AMENDMENT)

                            GAM AVALON LANCELOT, LLC
                       (Name of Subject Company (Issuer))

                       GAM AVALON LANCELOT, LLC (OFFEROR)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                             KENNETH A. DURSHT, ESQ.
                                C/O GAM USA INC.
                              135 EAST 57TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 407-4600
       (Name, Address And Telephone Number Of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Persons)

                                 WITH A COPY TO:
                           CHRISTOPHER M. WELLS, ESQ.
                              COUDERT BROTHERS LLP
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 626-4400

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation: $19,548,458.21 (a)     Amount of Filing Fee: $2300.85 (b)
================================================================================

     (a)  Purchase price paid for units of limited liability company interests.

     (b)  Calculated at $117.70 per $1,000,000 of Transaction Valuation

|X| Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid: $4,143.80
                      Form or Registration No.:  Schedule TO
                      Filing Party: GAM Avalon Lancelot, LLC
                            Date Filed: May 13, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

       This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the "Statement") originally filed with the U.S. Securities and Exchange Commission (the "SEC") on May 13, 2005 and to Amendment No. 2 originally filed on July 19, 2005 with the SEC ("Amendment No. 2"), is being filed by GAM Avalon Lancelot, LLC (the "Fund") in connection with an offer by the Fund to purchase up to ten percent (10%) of the Fund's outstanding units of limited liability company interests ("Units"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(2) and (a)(3) to the Statement.

       This is a Final Amendment to the Statement and Amendment No. 2 and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

       The following information is furnished pursuant to Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the Offer:

       1.  The Offer expired at 12:00 midnight, New York time, on June 10, 2005.

       2. A total of 175,667.2125 outstanding Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for payment by the Fund in accordance with the terms of the Offer at a purchase price of $111.2812 per Unit.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GAM AVALON LANCELOT, LLC

                                       By: GAM USA Inc.
                                       Advisor


                                       By: /s/ Kenneth A. Dursht
                                           -------------------------
                                       Name: Kenneth A. Dursht
                                       Title: Authorized Signatory

July 26, 2005